SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 4)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 667-6632

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,867,903,632	$133,182

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,886,212 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,915,962 Shares issued and outstanding as of March 5, 2010, as reported in Casey’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Casey’s Form 10-Q”) and (ii) 970,250 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of January 31, 2010 as reported in the Casey’s Form 10-Q.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,182	Filing Parties: ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.: SC TO-T	Date Filed: June 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2010, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 7, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on June 11, 2010 and Amendment No. 3 filed with the Securities and Exchange Commission on June 17, 2010 (as amended, the “Schedule TO”) by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11.

The Offer to Purchase is hereby amended as follows:

1. The second paragraph under the caption “Antitrust” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the requirements of the HSR Act, on June 10, 2010, Couche-Tard filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. Based on consultation with the staff of the FTC, Couche-Tard has notified the FTC that it will voluntarily withdraw the Notification and Report Form effective as of June 24, 2010, and that it will re-file at the appropriate time. Couche-Tard is taking this procedural step in order to ensure that the FTC has adequate time to review the Offer and Proposed Merger. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th day following the date on which the Notification and Report Form is re-filed, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Couche-Tard. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Couche-Tard has substantially complied with such request. The waiting period will not be affected either by the failure of Casey’s (as opposed to Couche-Tard) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.”

2. The paragraph under the caption “Litigation” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” is hereby amended and restated in its entirety to read as follows:

“On June 11, 2010, Casey’s filed a lawsuit in federal district court for the Southern District of Iowa, Central Division (the “Court”), against Couche-Tard and Purchaser. In the action, captioned Casey’s General Stores, Inc. v. Alimentation Couche-Tard Inc., et al., Civil Action No. 4:10-cv-265, Casey’s alleges, among other things, that Couche-Tard violated Section 14(e) of the Exchange Act and Rule 14e-8 promulgated thereunder and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in connection with statements made by Couche-Tard relating to the commencement of the Offer and certain sales of Shares by Couche-Tard.

On June 18, 2010, Casey’s filed a motion for expedited discovery and an expedited trial on its claims and a motion for a preliminary injunction (i) directing Couche-Tard and Purchaser to make additional disclosures regarding its trading in the Shares, (ii) enjoining Couche-Tard and Purchaser from engaging in activities allegedly in violation of the federal securities laws and (iii) enjoining Couche-Tard and Purchaser from taking any further steps to consummate the Offer and Proposed Merger. Couche-Tard believes that the claims asserted by Casey’s, and its related motion for a preliminary injunction, are baseless and intends to continue to defend against them vigorously.

Also, on June 18, 2010, Couche-Tard and Purchaser filed with the Court an Answer, Affirmative Defenses and Counterclaims, in which they deny the allegations made by Casey’s and assert counterclaims (“Counterclaims”) against Casey’s and the members of the Board of Directors of Casey’s (the “Director Defendants”) alleging, among other things, that (i) the Director Defendants have breached and continue to breach their fiduciary duties by implementing and failing to remove certain defensive devices designed to block the Offer and Proposed Merger regardless of potential benefits to the shareholders of Casey’s, (ii) certain anti-takeover related provisions of the IBCA are unconstitutional, both facially and as applied to this case and are thus void, and (iii) the Director Defendants have violated Section 14(e) of the Exchange Act by making certain untrue statements of material fact in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Casey’s with the SEC on June 8, 2010 (the “Schedule 14D-9”) and omitting material facts necessary to make certain statements in the Schedule 14D-9 not misleading.

Through its Counterclaims, Couche-Tard and Purchaser seek declaratory and injunctive relief, including, among other things, a Court order: (i) declaring that the Director Defendants have breached and continue to breach their fiduciary duties, (ii) declaring that certain anti-takeover related provisions of the IBCA are unconstitutional and are thus void and do not govern the Offer or Proposed Merger, (iii) enjoining the Director Defendants from taking any steps to impede or frustrate the ability of the shareholders of Casey’s to consider or accept the Offer and Proposed Merger, (iv) ordering the Director Defendants to redeem the Rights or to amend the Rights Agreement so as to make it inapplicable to the Offer, (v) ordering the Director Defendants to grant approval of the Offer and Proposed Merger for purposes of Section 490.1110 of the IBCA, (vi) ordering the Director Defendants to make corrective disclosure in the Schedule 14D-9 and (vii) ordering the Director Defendants to take all other action necessary to permit shareholders of Casey’s to tender their Shares into the Offer.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 21, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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